Exhibit 99.1

Caledonia Mining Corporation Plc

Refiling of Bilboes Gold Project Feasibility Study National Instrument 43-101

Technical Report

(NYSE AMERICAN: CMCL; AIM: CMCL; VFEX: CMCL)

St Helier, 22 May, 2026: On November 24, 2025, Caledonia Mining Corporation Plc (the "Company") filed the “Bilboes Gold Project Technical Report Summary” with effective date October 31, 2025 prepared by DRA Projects (Pty) Ltd (“DRA”) on EDGAR as an exhibit to a Form 6-K Report of Foreign Private Issuer (the “Feasibility Study").

In accordance with Canadian securities regulations, the Company then filed on January 6, 2026 the “Bilboes Gold Project Feasibility Study National Instrument 43-101 Technical Report” with effective date October 31, 2025 prepared by DRA on SEDAR+ (the “Canadian Report ").

Staff at the Ontario Securities Commission (the “OSC”) have reviewed the Canadian Report and identified that some of the authors listed by DRA as qualified persons in the report did not meet the definition of a qualified person under National Instrument 43-101. DRA has therefore updated the Canadian Report by replacing those authors with individuals that meet the definition of a qualified person, and the updated Canadian Report, which is entitled “Bilboes Gold Project Matabeleland Zimbabwe National Instrument 43-101 Technical Report”, was filed on SEDAR+ yesterday.

Under US mining disclosure rules, DRA is able to act as the sole qualified person and therefore the Feasibility Study is unchanged. For the avoidance of doubt, there is no effect on the Bilboes Gold Project and the aforementioned change is solely to comply with Canadian mining disclosure rules.

Enquiries:

Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 800 Tel: +44 7817 841 793
Cavendish Capital Markets Limited (Nomad and Broker) Adrian Hadden Pearl Kellie	Tel: +44 207 397 1965 Tel: +44 131 220 9775
Camarco, Financial PR (UK) Elfie Kent	Tel: +44 20 3757 4980
Curate Public Relations (Zimbabwe) Debra Tatenda	Tel: +263 77802131
IH Securities (Private) Limited (VFEX Sponsor - Zimbabwe) Lloyd Mlotshwa	Tel: +263 (242) 745 119/33/39

Head and Registered Office: Caledonia Mining Corporation Plc

2 Mulcaster Street, St Helier, Jersey, Channel Islands, JE2 3NJ

info@caledoniamining.com | | www.caledoniamining.com